SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Information on the tender bids for the construction of P-51 and P-52 platforms

(Rio de Janeiro, September 05, 2003). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that the contracting process for these two platforms was divided into three bids: one for the Gas Compression Module, another for the Electricity Generation Module, and a third for the Construction and Integration of the Platforms’ Hull and Topside/Utilities.

In the case of the Gas Compression Modules, direct negotiations are underway in accordance with the legislation and involving the same companies as in the previous bid where the quoted prices were considered excessive, namely: Dresser-Rand Company, Nuovo Pignone SpA – Firenze, Man Turbomaschinen AG GHH Borsig e Siemens AG Power Generation Industrial Applications.

In relation to the Electricity Generation Module, the bidding process was cancelled due to the prices quoted. Petrobras has chosen to begin direct negotiations, now nearing conclusion, with the three companies that participated in the previous bid: Dresser - Rand Company, Nuovo Pignone SPA – Firenze and Rolls Royce Energy Systems Inc.

The bidding for the Construction and Integration of the Hull and Topsides/Utilities involves the hiring of the integrating companies, which will operate using the EPC (Engineering, Procurement and Construction) concept, being responsible for the acquisition of materials and equipment, construction of the hulls and topsides and the integration of all the modules as well as the delivery of each one of the platforms.

On August 18, 2003, the envelopes containing the commercial bids of the legally and technically qualified for the third bid companies were opened, the respective total values being summarized as follows:

	TOTAL VALUES IN US$
PLATFORMS	FELS SETAL / TECHNIP	ODEBRECHT / SAIPEM	SAMSUNG
P-51	701,207,932.00	1,022,114,621.45	1,021,038,180.60
P-52	774,917,932.00	1,052,275,621.45	1,042,025,200.60

Having analyzed the commercial proposals with the respective financing, the Company has decided to award the Construction and Integration of the Hull and Topsides/Utilities of the P-52 Platform to the FELS SETAL/ TECHNIP consortium, at the same time disqualifying it from the P-51 Platform bid, since the invitation to bid notice prohibits the same company winning the contract for both platforms.

Prices quoted by the ODEBRECHT / SAIPEM consortium and SAMSUNG, considered too high, disqualified the respective proposals for the two units. In the light of this, Petrobras’s Executive Board approved direct negotiations for the contracting of P-51 with the companies qualified in the previous bidding process, namely, ODEBRECHT / SAIPEM and SAMSUNG.

The two units with a production capacity of 180,000 barrels/day of oil each, are to be stationed in the Campos Basin. P-51 will be situated in the Marlim Sul Field and P-52 in the Roncador field, both of them in deep-water locations.

Petrobras hopes to conclude shortly the contracting of these two production platforms, the construction of which implies the generation of thousands of jobs and substantial orders for domestic companies under the local minimum content requirements contained in the bidding process.

http: //www.petrobras.com.br/ri/ingles

Contacts:
Petróleo Brasileiro S.A - PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid - Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.